Filed Pursuant to Rule 433

Registration Statement No. 333-299281

Dated October 28, 2026

This free writing prospectus relates to the Registration Statement on Form S-1 (File No. 333-299281) (the “Registration Statement”) that Georgia Banking Company, Inc. (the “Company”) has filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended.

On October 28, 2026, the Company issued a press release that supplements and updates the information contained in the Registration Statement. A copy of the press release is attached as Appendix A.

Appendix A

Georgia Banking Company Reports 2026 Third-Quarter Earnings

Third Quarter 2026 Results and the First Full Quarter of Combined Operations Following the Tandem Bancorp, Inc. Merger

ATLANTA, Ga., October 28, 2026 /ACCESS Newswire/ -- Georgia Banking Company, Inc. (“GBC” or the “Company”), the holding company for Georgia Banking Company (the “Bank”), today reported net income of $6.3 million, or $0.57 per diluted common share, for the third quarter of 2026, compared with net income of $5.6 million, or $0.60 per diluted common share, for the second quarter of 2026. Third-quarter 2026 results included $2.0 million of direct listing expenses and $493 thousand of merger and acquisition expenses, each before taxes.

“Our third-quarter results reflect the strength of our core banking franchise, the execution of our growth strategy and the investments we have made in our people and capabilities,” said Bartow Morgan, Jr., Chief Executive Officer of GBC. “We continue to see attractive opportunities across our markets while maintaining a disciplined approach to credit, liquidity and capital. As our shares prepare to begin trading on the Nasdaq Capital Market, our priorities remain clear: deliver exceptional service to our clients, generate sustainable and profitable growth and create long-term value for our shareholders.”

2026 Third Quarter Highlights:

•	Sequential and year-over-year comparisons are impacted by the merger with Tandem Bancorp, Inc. (“Tandem”), which closed on June 1, 2026 and was fully integrated on September 21, 2026;
•	Pre-tax, pre-provision earnings were $10.5 million, an increase of $1.8 million, or 20.4%, from the second quarter 2026. Pre-tax, pre-provision operating earnings, which exclude direct listing and merger and acquisition expenses, were $12.9 million, an increase of $750 thousand, or 6.2%, from the prior quarter;
•	Net interest income increased $2.3 million, or 8.0%, from the prior quarter;
•	Net interest margin was 4.17% compared with 4.31% in the prior quarter, with the decrease primarily reflecting higher interest expense on other borrowed funds associated with the Company’s subordinated debt refinancing during the quarter;
•	Average loans increased $158.3 million, or 6.7%, from the prior quarter to $2.5 billion. Loan growth was primarily attributable to an increase in commercial real estate and single-family residential loans from the prior quarter;
•	Average total interest-bearing deposits increased $268.5 million, or 15.7%, from the prior quarter to $2.0 billion, inclusive of the impact of the Tandem acquisition;
•	Noninterest-bearing deposits represented 26.0% of period-end total deposits. GBC’s average cost of total deposits nonannualized, including noninterest-bearing deposits, increased 2 basis points from the prior quarter to 0.58%, and decreased 7 basis points from the year-ago quarter;
•	Provision for credit losses was $2.0 million compared to $1.1 million in the prior quarter and $734 thousand in third quarter 2025. Net charge-offs were 0.16% of average loans outstanding (annualized) for the quarter, while the nonperforming loan ratio was 0.99% of total loans held for investment at quarter end compared to 0.83% in the prior quarter. The allowance for credit losses (“ACL”) was $30.1 million, or 1.36% of total loans held for investment, at quarter end, an increase of $1.1 million from the prior quarter end;
•	The Company maintained strong regulatory capital ratios at September 30, 2026. The Company’s preliminary Common Equity Tier 1 (“CET1”) ratio was 10.59%, compared to 10.29% at June 30, 2026 and 8.53% at September 30, 2025; and
•	Named a Top Workplace by Axios for the fourth consecutive year, an honor based entirely on employee feedback gathered through a third-party survey.

Results of Operations for the Three Months Ended September 30, 2026

Net Interest Income and Net Interest Margin

For the three months ended September 30, 2026, net interest income before provision for credit losses was $31.4 million and net interest margin was 4.17% compared to $29.1 million and 4.31%, respectively, for the three months ended June 30, 2026. The approximately $2.3 million increase, or 8.0%, in net interest income before provision for credit losses was primarily due to a $4.6 million increase in interest income on loans held for investment, including fees, a $1.2 million increase in interest income on deposits with banks and federal funds sold and a $1.2 million decrease in interest expense on FHLB advances. The increase was partially offset by a $2.7 million increase in interest expense on transaction and savings accounts and a $1.6 million decrease in interest income on loans held for sale. Net interest margin decreased 14 basis points compared to the three months ended June 30, 2026 primarily due to an increase in interest expense on other borrowed funds as a result of restructuring our subordinated debt during the three months ended September 30, 2026.

Compared to the three months ended September 30, 2025, net interest income before provision for credit losses for the three months ended September 30, 2026 increased by $4.0 million, or 14.8%. The increase was primarily due to a $5.7 million increase in interest income on loans held for investment, including fees, a $2.0 million decrease in interest expense on FHLB advances and a $1.0 million increase in interest-bearing deposits with banks. The increase was partially offset by a $2.5 million increase in interest expense on transaction and savings accounts and a $2.4 million decrease in interest income on loans held for sale. Net interest margin decreased 20 basis points compared to the three months ended September 30, 2025 primarily due to a decrease in loan yields.

Noninterest Income

Noninterest income was $2.8 million for the three months ended September 30, 2026, a decrease of $451 thousand, or 13.8%, from the three months ended June 30, 2026. The decrease was primarily due to a $342 thousand decrease in mortgage banking activity.

Compared with the three months ended September 30, 2025, noninterest income increased $1.0 million, or 57.1%. The increase primarily reflected a $672 thousand increase in gain on sale of loans, a $298 thousand increase in service charges and fees, and a $286 thousand increase in mortgage banking activity, partially offset by decreases in other noninterest income categories.

Noninterest Expense

Noninterest expense was $23.8 million for the three months ended September 30, 2026, compared to $23.7 million for the three months ended June 30, 2026, an increase of $104 thousand, or 0.4%. Excluding direct listing and merger and acquisition expenses, the change included a $717 thousand increase in salaries and employee benefits, primarily related to employees retained in connection with the Tandem acquisition and hiring associated with the Company’s direct listing on Nasdaq.

Compared to the three months ended September 30, 2025, noninterest expense increased $5.3 million, or 29.0%. Excluding direct listing and merger and acquisition expenses, the increase primarily reflected a $1.8 million increase in salaries and employee benefits, primarily related to employees retained in connection with the Tandem acquisition and hiring associated with the Company’s direct listing on Nasdaq, and an $859 thousand increase in communications, data processing and equipment expense.

Financial Condition

Total loans, net, were $2.56 billion at September 30, 2026, an increase of $1.1 million from June 30, 2026. The change reflected $128.8 million of growth in loans held for investment, largely offset by a $126.5 million decrease in loans held for sale and the effect of related netting items included in total loans, net.

Total deposits were $2.70 billion at September 30, 2026, a decrease of $136.2 million from June 30, 2026. The decrease reflected a $171.8 million decline in interest-bearing deposits, partially offset by a $35.6 million increase in noninterest-bearing deposits.

Credit Quality

Nonperforming assets totaled $22.1 million, or 0.70% of total assets, at September 30, 2026, compared to $17.3 million, or 0.53% of total assets, at June 30, 2026. The Company recorded net charge-offs of $893 thousand for the three months ended September 30, 2026. Annualized net charge-offs to average loans outstanding were 16 basis points for the three months ended September 30, 2026, compared to no net charge-offs for the three months ended June 30, 2026 and 17 basis points for the three months ended September 30, 2025. For the nine months ended September 30, 2026, annualized net charge-offs to average loans outstanding were 13 bps compared to 7 bps for the nine months ended September 30, 2025.

The allowance for credit losses as a percentage of loans held for investment was 1.36%, 1.39% and 1.43% at September 30, 2026, June 30, 2026 and September 30, 2025, respectively. The Company recorded a provision for credit losses of $2.0 million, $1.1 million and $734 thousand for the three months ended September 30, 2026, June 30, 2026 and September 30, 2025, respectively. The recorded provision for credit losses for the three months ended September 30, 2026, compared to the three months ended June 30, 2026, was primarily attributable to an increase in general reserves as a result of changes in economic factors, portfolio mix and specific reserves. The balance for unfunded commitments for the three months ended September 30, 2026 remained relatively stable compared to the three months ended June 30, 2026 and the Company recorded no provision for or benefit from credit losses on unfunded commitments during the third quarter of 2026.

Non-GAAP Financial Measures

GBC’s management uses certain non-GAAP (U.S. generally accepted accounting principles) financial measures to evaluate its operating performance and provide information that it believes is important to investors, because they, among other things, present the results of GBC’s ongoing operations without the effect of mergers and acquisitions or other items not central to GBC’s ongoing business, as well as normalize for tax effects and certain other effects. Management, therefore, believes presentations of these non-GAAP financial measures provide useful supplemental information that is essential to a proper understanding of the operating results of GBC, and management uses these non-GAAP financial measures to assess the performance of GBC as relative to prior financial period. However, non-GAAP financial measures should be viewed in addition to, and not as an alternative for, GBC’s reported results prepared in accordance with GAAP. Specifically, GBC reviews and reports tangible book value per common share; operating earnings; tangible common equity to tangible assets; return on average tangible common equity; pre-tax, pre-provision operating earnings; pre-tax, pre-provision operating return on average assets; pre-tax, pre-provision operating return on average loans; diluted operating earnings per share; operating return on average assets; operating return on average tangible common equity; and operating efficiency ratio. GBC has included in this earnings release information related to these non-GAAP financial measures for the applicable periods presented. Please refer to “Reconciliation of Non-GAAP Financial Measures” after the financial highlights at the end of this earnings release for a reconciliation of these non-GAAP financial measures.

About Georgia Banking Company, Inc.

Georgia Banking Company is a community-focused financial institution headquartered in Atlanta, Georgia, and a wholly owned subsidiary of GBC. Under the leadership of CEO Bartow Morgan, Jr., a fifth-generation Georgia banker, the company has built a reputation as a trusted partner for businesses, professionals, and families in the markets it serves. By combining innovative solutions with a relationship-first approach, Georgia Banking Company remains committed to delivering exceptional service and supporting its communities.

Disclaimer and Forward-Looking Statements

The Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. The prospectus may be accessed through the following link: https://www.sec.gov/Archives/edgar/data/0001070965/000110465926118704/tm2620318-18_s1a.htm. Alternatively, the Company will arrange to send you the prospectus if you request it by calling toll-free (866) 711- 4530 or by emailing InvestorRelations@georgiabanking.com.

This earnings release includes “forward-looking statements”, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, to the extent applicable. Forward-looking statements are based on various facts and derived utilizing assumptions, current expectations, estimates and projections and are subject to known and unknown risks, uncertainties and other factors, which change over time and many of which are beyond our control, that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements include, without limitation, statements regarding the Company’s listing, future financial performance, business and growth strategy, asset quality, liquidity, capital, net interest margin, expense levels, and plans, objectives and expectations of management, including those contained in the commentary of our Chief Executive Officer. Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “seeks,” “targets,” “forecasts,” “outlooks,” “plans,” “potential” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could” are generally forward-looking in nature and not historical facts, although not all forward-looking statements include the foregoing words. Forward-looking statements are based on management’s current expectations and assumptions and are subject to risks, uncertainties and other factors, many of which are beyond our control, that could cause actual results to differ materially from those expressed or implied. These factors include, among others: changes in interest rates, the shape of the yield curve and monetary policy, and their effects on our net interest margin, deposit costs, loan demand and the value of our securities portfolio; competition for deposits, changes in our deposit mix and our ability to maintain adequate liquidity and funding; uninsured deposits; deterioration in credit quality, including in our commercial real estate, construction and land development and commercial and financial loan portfolios, and the adequacy of our allowance for credit losses; our concentration in commercial real estate lending and economic and real estate market conditions in the Atlanta metropolitan area and Georgia; our payment services and mortgage warehouse program; our ability to successfully integrate Tandem Bancorp, Inc. and realize the anticipated benefits of the merger, and costs or difficulties related to the integration; the effects of our subordinated debt restructuring and our ability to access capital on acceptable terms; our ability to maintain regulatory capital levels, and changes in laws, regulations and supervisory policies applicable to bank holding companies and banks; the absence of a prior public trading market for our common stock, the direct listing process and the potential volatility of our stock price; the increased costs and demands of operating as a public company, including compliance with the Sarbanes-Oxley Act and Nasdaq listing standards, and the effects of our status as an emerging growth company; cybersecurity incidents, fraud, and failures or interruptions of our operational or third-party systems; our ability to attract and retain key personnel; and general economic, political and market conditions, including inflation, government fiscal and trade policies and geopolitical events. Additional factors are described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of GBC’s registration statement on Form S-1 (File No. 333-299281), which is available on the SEC’s website at www.sec.gov. You should not place undue reliance on forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made. Except as required by law, GBC does not undertake any obligation to supplement, update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise. All forward-looking statements, expressed or implied, included in this earnings release are expressly qualified in their entirety by this cautionary statement.

GEORGIA BANKING COMPANY, INC. AND SUBSIDIARIES

Financial Highlights

(dollar amounts in thousands, except per share data)

	Three Months Ended					Nine Months Ended
	Sep 30, 2026	Jun 30, 2026	Mar 31, 2026	Dec 31, 2025	Sep 30, 2025	Sep 30, 2026	Sep 30, 2025
Per Share Data (Common Stock):
Basic EPS	$0.59	$0.61	$0.91	$0.94	$0.88	$2.07	$1.73
Diluted EPS	0.57	0.60	0.89	0.93	0.87	1.97	1.69
Book value per common share	26.95	26.27	25.03	24.27	23.31	26.95	23.31
Tangible book value per common share[1]	25.08	24.36	23.81	23.03	22.05	25.08	22.05

Common Stock Data:
Weighted average basic shares outstanding for the period	10,651,178	9,185,401	8,454,057	8,440,835	8,439,081	9,430,212	8,170,725
Weighted average diluted shares outstanding for the period	10,920,982	9,393,815	8,656,349	8,515,521	8,513,767	9,944,217	8,376,614

Summary of Credit Ratios:
ACL to total LHI	1.36%	1.39%	1.40%	1.48%	1.43%	1.36%	1.43%
NPAs to total assets	0.70	0.53	0.67	0.55	0.47	0.70	0.47
NPAs to total loans and OREO	0.99	0.83	1.02	0.85	0.72	0.99	0.72
Net charge-offs to average loans outstanding[2]	0.16	—	0.23	0.02	0.17	0.13	0.07

Summary Performance Ratios:
Return on average assets[2]	0.80%	0.80%	1.22%	1.17%	1.13%	0.92%	0.77%
Return on average equity[2]	8.72	9.90	14.77	15.53	15.14	10.83	10.35
Return on average tangible common equity[1,2]	9.70	10.80	15.76	16.62	16.26	11.81	11.06
Efficiency ratio	69.40	73.11	61.74	63.38	63.13	68.26	71.84
Net interest margin	4.17	4.31	4.35	4.33	4.37	4.29	4.24

Selected Performance Metrics - Operating:
Diluted operating EPS[1]	$0.74	$0.87	$0.89	$0.94	$0.87	$2.41	$2.27
Pre-tax, pre-provision operating return on average assets[1,2]	1.65%	1.74%	1.83%	1.70%	1.65%	1.73%	1.62%
Pre-tax, pre-provision operating return on average loans[1,2]	2.38	2.59	2.72	2.59	2.47	2.55	2.45
Operating return on average assets[1,2]	1.03	1.17	1.22	1.19	1.14	1.13	1.04
Operating return on average tangible common equity[1,2]	12.41	15.61	15.84	16.82	16.33	14.42	14.80
Operating efficiency ratio[1]	62.25	62.38	61.57	62.95	62.98	62.08	63.77

Georgia Banking Company, Inc. Capital Ratios:
Average shareholders' equity to average total assets	9.16%	8.10%	8.23%	7.56%	7.50%	8.53%	7.47%
Tangible common equity to tangible assets[1]	8.59	7.97	7.56	7.22	6.84	8.59	6.84
Tier 1 capital to average assets (leverage)[3]	9.17	9.43	8.31	7.64	7.59	9.17	7.59
Common equity tier 1 capital[3]	10.59	10.29	9.24	9.06	8.53	10.59	8.53
Tier 1 capital to risk-weighted assets[3]	10.87	10.58	9.57	9.39	8.85	10.87	8.85
Total capital to risk-weighted assets[3]	14.96	14.32	13.67	13.61	12.93	14.96	12.93

1 Refer to the section titled “Reconciliation of Non-GAAP Financial Measures” after the financial highlights for a reconciliation of these non-GAAP financial measures to their most directly comparable GAAP measures.

2 Annualized.

3 Capital ratios are preliminary.

GEORGIA BANKING COMPANY, INC. AND SUBSIDIARIES

Financial Highlights

(dollar amounts in thousands)

	Sep 30, 2026	Jun 30, 2026	Mar 31, 2026	Dec 31, 2025	Sep 30, 2025
	(unaudited)	(unaudited)	(unaudited)		(unaudited)
Assets
Cash and due from banks	$10,486	$11,649	$8,969	$7,026	$6,643
Interest-bearing deposits with banks	232,942	393,825	153,039	235,704	232,670
Federal funds sold	36,128	27,853	20,316	37,643	35,631
Cash and cash equivalents	279,556	433,327	182,324	280,373	274,944
Debt securities available for sale	101,683	75,087	65,879	51,796	56,426
Debt securities held to maturity	51,059	49,360	47,968	40,102	41,417
Other investments	2,939	2,896	7,383	2,585	13,201
Loans held for sale	374,036	500,560	519,520	505,360	488,732
Loans, net of unearned income	2,218,614	2,089,860	1,760,354	1,724,934	1,756,164
Allowance for credit losses	(30,080)	(28,955)	(24,589)	(25,574)	(25,066)
Loans, net	2,562,570	2,561,465	2,255,285	2,204,720	2,219,830
Premises and equipment, net	17,621	17,953	18,143	18,550	19,085
Operating lease right of use assets	35,876	36,808	35,789	36,578	37,356
Goodwill	9,732	9,732	4,809	4,809	4,809
Core deposit intangible	10,193	10,477	5,502	5,656	5,810
Cash value of bank owned life insurance	36,058	35,760	30,708	30,996	30,761
Accrued interest and other assets	28,705	29,479	25,938	26,167	27,570
Total assets	$3,135,992	$3,262,344	$2,679,728	$2,702,332	$2,731,209
Liabilities and Shareholders’ Equity:
Noninterest-bearing	$702,950	$667,359	$584,780	$617,388	$548,168
Interest-bearing	1,999,437	2,171,263	1,647,262	1,742,297	1,624,968
Total deposits	2,702,387	2,838,622	2,232,042	2,359,685	2,173,136
Subordinated notes, net	74,360	75,405	64,100	63,999	63,899
Junior subordinated debentures	7,217	7,217	7,217	7,217	7,217
FHLB advances	—	—	100,000	—	225,000
Operating lease liabilities	37,751	38,470	37,365	38,071	38,758
Accrued interest and other liabilities	26,647	23,971	26,950	28,446	26,490
Total liabilities	2,848,362	2,983,685	2,467,674	2,497,418	2,534,500
Preferred stock	—	—	—	—	—
Common stock	103	103	85	84	84
Non-voting common stock	4	3	—	—	—
Additional paid-in capital	221,369	214,318	152,214	152,302	151,962
Retained earnings	74,253	67,990	62,369	54,694	46,760
Accumulated other comprehensive loss	(8,099)	(3,755)	(2,614)	(2,166)	(2,097)
Total shareholders’ equity	$287,630	$278,659	$212,054	$204,914	$196,709
Total liabilities and shareholders’ equity	$3,135,992	$3,262,344	$2,679,728	$2,702,332	$2,731,209

GEORGIA BANKING COMPANY, INC. AND SUBSIDIARIES

Financial Highlights

(dollar amounts in thousands, except per share data)

	Three Months Ended					Nine Months Ended
	Sep 30, 2026	Jun 30, 2026	Mar 31, 2026	Dec 31, 2025	Sep 30, 2025	Sep 30, 2026	Sep 30, 2025
Interest income:
Loans held for sale	$6,279	$7,907	$7,096	$8,808	$8,683	$21,282	$23,072
Loans, including fees	37,763	33,200	30,512	31,582	32,067	101,475	88,161
Investment securities	1,503	1,224	1,023	1,087	1,044	3,750	3,062
Federal funds sold, deposits in banks and other investments	3,093	1,901	1,911	2,273	2,006	6,905	6,827
Total interest income	$48,638	$44,232	$40,542	$43,750	$43,800	$133,412	$121,122
Interest expense:
Transaction and savings accounts	$8,963	$6,297	$6,215	$6,358	$6,428	$21,475	$18,687
Certificate and other time deposits	6,377	6,779	6,505	7,697	7,104	19,661	21,228
Advances from FHLB	—	1,192	35	692	1,999	1,227	4,398
Other borrowed funds	1,879	875	869	861	892	3,623	2,573
Total interest expense	17,219	15,143	13,624	15,608	16,423	45,986	46,886
Net interest income	$31,419	$29,089	$26,918	$28,142	$27,377	$87,426	$74,236
Provision for credit losses – loans	2,019	1,104	—	616	734	3,123	3,905
Provision for credit losses – unfunded commitments	—	—	1,104	—	—	1,104	—
Net interest income after provision for credit losses	$29,400	$27,985	$25,814	$27,526	$26,643	$83,199	$70,331
Noninterest income:
Service charges and fees	$848	$760	$659	$585	$550	$2,267	$1,556
Mortgage banking activity	1,038	1,380	980	973	752	3,398	1,777
Bank owned life insurance income	298	235	228	235	233	761	666
Gain (loss) on sale of loans	328	348	560	520	(344)	1,236	1,044
Other	313	553	651	499	607	1,517	2,484
Total noninterest income	$2,825	$3,276	$3,078	$2,812	$1,798	$9,179	$7,527
Noninterest expenses:
Salaries and employee benefits	$13,721	$13,004	$11,897	$12,469	$11,875	$38,622	$33,453
Occupancy	2,149	2,074	1,926	2,148	2,161	6,149	6,347
FDIC assessment and other regulatory charges	466	525	525	585	572	1,516	1,670
Professional fees	1,152	1,157	1,074	1,088	889	3,383	2,384
Communications, data processing and equipment	3,457	2,983	2,724	2,932	2,598	9,164	7,460
Direct listing expense	1,954	—	—	—	—	1,954	—
Merger and acquisition expense	493	3,472	51	134	44	4,016	6,597
Other	373	446	323	262	279	1,142	828
Total other noninterest expense	$23,765	$23,661	$18,520	$19,618	$18,418	$65,946	$58,739
Income before income tax expense	$8,460	$7,600	$10,372	$10,720	$10,023	$26,432	$19,119
Income tax expense	2,197	1,979	2,697	2,786	2,608	6,873	4,973
Net income	$6,263	$5,621	$7,675	$7,934	$7,415	$19,559	$14,146
Basic earnings per common share (common stock and non-voting common stock)	$0.59	$0.61	$0.91	$0.94	$0.88	$2.07	$1.73
Diluted earnings per common share (common stock and non-voting common stock)	$0.57	$0.60	$0.89	$0.93	$0.87	$1.97	$1.69
Weighted average common shares outstanding (common stock and non-voting common stock):
Basic	10,651,178	9,185,401	8,454,057	8,440,835	8,439,081	9,430,212	8,170,725
Diluted	10,920,982	9,393,815	8,656,349	8,515,521	8,513,767	9,944,217	8,376,614

GEORGIA BANKING COMPANY, INC. AND SUBSIDIARIES

Financial Highlights

(unaudited)

	Three Months Ended September 30, 2026			Three Months Ended June 30, 2026			Three Months Ended September 30, 2025
(dollar amounts in thousands)	Average Balance	Interest and Fees	Yield / Rate	Average Balance	Interest and Fees	Yield / Rate	Average Balance	Interest and Fees	Yield / Rate
Earnings Assets:
Interest bearing deposits with banks	$253,723	$2,439	3.81%	$168,815	$1,412	3.35%	$130,489	$1,408	4.28%
Federal funds sold and other investments	66,745	654	3.89	45,761	489	4.29	51,641	598	4.59
Securities
U.S. Treasury/agency securities	17,048	178	4.14	11,824	123	4.17	35,588	390	4.35
Mortgage backed securities	113,377	1,164	4.07	97,968	960	3.93	56,626	527	3.69
All other securities	12,534	161	5.10	12,849	141	4.40	11,920	127	4.23
Total securities (cost basis)	142,959	1,503	4.17	122,641	1,224	4.00	104,134	1,044	3.98
Loans
Single family residential	376,607	5,096	5.37	303,278	4,104	5.43	259,410	3,811	5.83
Other real estate loans	1,266,674	23,318	7.30	1,100,938	20,370	7.42	930,686	17,967	7.66
Commercial & financial loans	455,734	8,518	7.42	427,398	7,820	7.34	500,503	9,428	7.47
Consumer loans	51,718	831	6.37	55,624	906	6.53	47,569	861	7.18
Loans held for sale	378,269	6,279	6.59	483,512	7,907	6.56	463,439	8,683	7.43
Total loans	2,529,002	44,042	6.91	2,370,750	41,107	6.95	2,201,607	40,750	7.34
Total earnings assets	$2,992,429	$48,638	6.45%	$2,707,967	$44,232	6.55%	2,487,871	43,800	6.98%
Noninterest-earning assets	116,548			104,268			104,844
Total assets	$3,108,977			$2,812,235			$2,592,715
Interest Bearing Liabilities:
Demand deposits - interest bearing	$327,392	$1,430	1.73%	$305,928	$1,250	1.64%	$262,043	$1,359	2.06%
Savings/Money market	998,011	7,533	2.99	706,767	5,047	2.86	637,960	5,069	3.15
Time deposits	655,110	6,377	3.86	699,357	6,779	3.89	665,568	7,104	4.23
Total interest-bearing deposits	1,980,513	15,340	3.07	1,712,052	13,076	3.06	1,565,571	13,532	3.43
FHLB advances	—	—	—	122,379	1,192	3.91	174,185	1,999	4.55
Other borrowed funds	94,094	1,879	7.92	75,451	875	4.65	71,062	892	4.98
Total interest-bearing liabilities	$2,074,607	$17,219	3.29%	$1,909,882	$15,143	3.18%	$1,810,818	$16,423	3.60%
Noninterest Bearing Liabilities:
Noninterest bearing deposits	683,886			614,472			520,509
Other noninterest-bearing liabilities	65,621			60,161			67,031
Total noninterest-bearing liabilities	749,507			674,633			587,540
Shareholders' equity	284,863			227,720			194,357
Total liabilities and shareholders' equity	$3,108,977			$2,812,235			$2,592,715
Net interest income		$31,419			$29,089			$27,377
Net interest spread			3.16%			3.37%			3.39%
Net interest margin			4.17%			4.31%			4.37%

GEORGIA BANKING COMPANY, INC. AND SUBSIDIARIES

Financial Highlights

(unaudited)

	Nine Months Ended September 30, 2026			Nine Months Ended September 30, 2025
(dollar amounts in thousands)	Average Balance	Interest and Fees	Yield / Rate	Average Balance	Interest and Fees	Yield / Rate
Earnings Assets:
Interest bearing deposits with banks	$192,630	$5,204	3.61%	$131,708	$4,339	4.40%
Federal funds sold and other investments	54,107	1,701	4.20	70,998	2,488	4.69
Securities
U.S. Treasury/agency securities	15,641	496	4.24	42,379	1,402	4.42
Mortgage backed securities	95,002	2,826	3.98	50,371	1,325	3.52
All other securities	12,447	428	4.60	10,794	335	4.15
Total securities (cost basis)	123,090	3,750	4.07	103,544	3,062	3.95
Loans
Single family residential	317,724	12,933	5.44	253,165	11,043	5.83
Other real estate loans	1,120,332	62,204	7.42	843,365	47,813	7.58
Commercial & financial loans	430,224	23,814	7.40	477,368	26,949	7.55
Consumer loans	51,526	2,524	6.55	45,097	2,356	6.98
Loans held for sale	433,116	21,282	6.57	415,369	23,072	7.43
Total loans	2,352,922	122,757	6.98	2,034,364	111,233	7.31
Total earnings assets	$2,722,749	$133,412	6.55%	$2,340,614	$121,122	6.92%
Noninterest-earning assets	$106,442			$103,533
Total assets	$2,829,191			$2,444,147
Interest Bearing Liabilities:
Demand deposits - interest bearing	$310,755	$3,908	1.68%	$263,362	$4,028	2.04%
Savings/Money market	$801,658	$17,567	2.93%	$615,365	$14,659	3.18%
Time deposits	$673,466	$19,661	3.90%	$652,244	$21,228	4.35%
Total interest-bearing deposits	$1,785,879	$41,136	3.08%	$1,530,971	$39,915	3.49%
FHLB advances	$41,984	$1,227	3.91%	$127,648	$4,398	4.61%
Other borrowed funds	$80,351	$3,623	6.03%	$69,337	$2,573	4.96%
Total interest-bearing liabilities	$1,908,214	$45,986	3.22%	$1,727,956	$46,886	3.63%
Noninterest Bearing Liabilities:
Noninterest bearing deposits	$616,760			$468,001
Other noninterest-bearing liabilities	$62,820			$65,502
Total noninterest-bearing liabilities	$679,580			$533,503
Shareholders' equity	$241,397			$182,688
Total liabilities and shareholders' equity	$2,829,191			$2,444,147
Net interest income		$87,426			$74,236
Net interest spread			3.33%			3.29%
Net interest margin			4.29%			4.24%

GEORGIA BANKING COMPANY, INC. AND SUBSIDIARIES

Financial Highlights

(dollar amounts in thousands)

Loans and Deposit Portfolio Composition

	Sep 30, 2026		Jun 30, 2026		Mar 31, 2026		Dec 31, 2025		Sep 30, 2025
	(In thousands, except percentages)
Loans Held for Investment
Construction and land development	$295,557	13.3%	$269,655	12.9%	$223,034	12.6%	$236,851	13.7%	242,182	13.8%
Single-family residential	398,003	17.9	347,613	16.6	285,059	16.1	276,719	16.0	265,268	15.1
Commercial real estate	943,603	42.4	892,007	42.6	733,104	41.5	679,103	39.2	712,014	40.4
Multifamily	82,640	3.7	70,412	3.4	62,682	3.6	66,341	3.8	56,666	3.2
Commercial and financial	456,838	20.5	460,266	22.0	404,215	22.9	428,006	24.7	439,311	24.9
Consumer	47,914	2.2	54,845	2.6	57,558	3.3	43,223	2.5	45,758	2.6
Total Loans Held for Investment[1]	$2,224,555	100.0%	$2,094,798	100.0%	$1,765,652	100.0%	$1,730,243	100.0%	$1,761,199	100.0%

Loans Held for Sale	374,036		500,560		519,520		505,360		488,732

Total Loans	$2,598,591		$2,595,358		$2,285,172		$2,235,603		$2,249,931

Deposits
Demand - Noninterest-bearing	$702,950	26.0%	$667,359	23.5%	$584,780	26.2%	$617,388	26.2%	$548,168	25.2%
Demand - Interest-bearing	347,110	12.8	402,874	14.2	342,160	15.3	344,982	14.6	275,941	12.7
Savings and money market	1,011,988	37.4	1,078,437	38.0	627,568	28.1	727,623	30.8	666,130	30.7
Time deposits	640,339	23.7	689,952	24.3	677,534	30.4	669,692	28.4	682,897	31.4
Total deposits	$2,702,387	100.0%	$2,838,622	100.0%	$2,232,042	100.0%	$2,359,685	100.0%	$2,173,136	100.0%

Total loans to total deposits ratio	96.2%		91.4%		102.4%		94.7%		103.5%
Total loans to total deposits ratio, excluding LHFS	82.3%		73.8%		79.1%		73.3%		81.0%

1 Total loans held for investment does not include deferred fees/costs of $5.9 million, $4.9 million, $5.3 million, $5.3 million and $5.0 million at September 30, 2026, June 30, 2026, March 31, 2026, December 31, 2025 and September 30, 2025, respectively.

GEORGIA BANKING COMPANY, INC. AND SUBSIDIARIES

Financial Highlights

(dollar amounts in thousands)

	Three Months Ended					Nine Months Ended
	Sep 30, 2026	Jun 30, 2026	Mar 31, 2026	Dec 31, 2025	Sep 30, 2025	Sep 30, 2026	Sep 30, 2025
NPAs:
Nonaccrual loans	$21,967	$17,268	$17,368	$14,674	$12,567	$21,967	$12,567
Accruing loans 90 or more days past due	106	39	556	68	135	106	135
Total nonperforming loans held for investment	22,073	17,307	17,924	14,742	12,702	22,073	12,702
Other real estate owned	—	—	—	—	—	—	—
Total NPAs	$22,073	$17,307	$17,924	$14,742	$12,702	$22,073	$12,702

Charge-offs:
Construction and land development	$74	$—	$—	$—	$—	$74	$60
Single-family residential	—	—	—	184	—	—	—
Commercial real estate	—	—	—	—	—	—	—
Multifamily	—	—	—	—	—	—	—
Commercial and financial	873	—	96	—	—	969	—
Consumer	—	1	911	12	762	912	762
Total Charge-offs	947	1	1,007	196	762	1,955	822

Recoveries:
Construction and land development	$—	$—	$7	$—	$1	$7	$—
Single-family residential	54	—	—	85	—	54	2
Commercial real estate	—	—	—	—	—	—	—
Multifamily	—	—	—	—	—	—	—
Commercial and financial	—	9	15	3	2	24	16
Consumer	—	—	—	—	—	—	1
Total Recoveries	$54	$9	$22	$88	$3	85	$19

Net charge-offs	$893	$(8)	$985	$108	$759	$1,870	$803

Provision for credit losses	$2,019	$1,104	$—	$616	$734	$3,123	$3,905
Day 1 acquisition allowance for credit losses	—	3,254	—	—	—	3,254	1,364

Allowance for credit losses	$30,080	$28,955	$24,589	$25,574	$25,066	$30,080	$25,066

Asset Quality Ratios:
NPAs to total assets	0.70%	0.53%	0.67%	0.55%	0.47%	0.70%	0.47%
NPAs to total loans and OREO	0.99	0.83	1.02	0.85	0.72	0.99	0.72
NPLs to total LHI	0.99	0.83	1.02	0.85	0.72	0.99	0.72
ACL to total LHI	1.36	1.39	1.40	1.48	1.43	1.36	1.43
Net charge-offs to average loans outstanding[1]	0.16	—	0.23	0.02	0.17	0.13	0.07

1Annualized.

GEORGIA BANKING COMPANY, INC. AND SUBSIDIARIES

Reconciliation of Non-GAAP Financial Measures

(Unaudited)

We identify certain financial measures discussed in this earnings release as being “non-GAAP financial measures.” In accordance with SEC rules, we classify a financial measure as being a non-GAAP financial measure if that financial measure excludes or includes amounts, or is subject to adjustments that have the effect of excluding or including amounts, that are included or excluded, as the case may be, in the most directly comparable measure calculated and presented in accordance with GAAP, in our statements of income, balance sheets or statements of cash flows. Non-GAAP financial measures do not include operating and other statistical measures or ratios calculated using exclusively either one or both of (i) financial measures calculated in accordance with GAAP and (ii) operating measures or other measures that are not non-GAAP financial measures.

The non-GAAP financial measures that we present in this earnings release should not be considered in isolation or as a substitute for the most directly comparable or other financial measures calculated in accordance with GAAP. Moreover, the manner in which we calculate the non-GAAP financial measures that we present in this earnings release may differ from that of other companies reporting measures with similar names. You should understand how such other financial institutions calculate their financial measures that appear to be similar or have similar names to the non-GAAP financial measures we have discussed in this earnings release when comparing such non-GAAP financial measures.

Tangible Book Value Per Common Share. Tangible book value per common share is a non-GAAP measure generally used by financial analysts and investment bankers to evaluate financial institutions. We calculate: (a) tangible common equity as total shareholders’ equity less goodwill and core deposit intangibles, net of accumulated amortization; and (b) tangible book value per common share as tangible common equity (as described in clause (a)) divided by the number of common stock and non-voting common stock outstanding. For tangible book value per common share, the most directly comparable financial measure calculated in accordance with GAAP is book value per common share.

We believe that this measure is important to many investors in the marketplace who are interested in changes from period to period in book value per common share exclusive of changes in core deposit intangibles. Goodwill and other intangible assets have the effect of increasing total book value while not increasing our tangible book value.

The following table reconciles, as of the dates set forth below, total shareholders’ equity to tangible common equity and presents our tangible book value per common share compared with our book value per common share:

	As of
	Sep 30, 2026	Jun 30, 2026	Mar 31, 2026	Dec 31, 2025	Sep 30, 2025
	(unaudited)	(unaudited)	(unaudited)		(unaudited)
Tangible Common Equity
Total shareholders' equity	$287,630	$278,659	$212,054	$204,914	$196,709
Adjustments:
Goodwill	(9,732)	(9,732)	(4,809)	(4,809)	(4,809)
Core deposit intangibles	(10,193)	(10,477)	(5,502)	(5,656)	(5,810)
Tangible common equity	$267,705	$258,450	$201,743	$194,449	$186,090
Common shares and non-voting stock outstanding	10,672,150	10,609,235	8,473,484	8,444,343	8,439,081

Book value per common share	$26.95	$26.27	$25.03	$24.27	$23.31
Tangible book value per common share	$25.08	$24.36	$23.81	$23.03	$22.05

GEORGIA BANKING COMPANY, INC. AND SUBSIDIARIES

Reconciliation of Non-GAAP Financial Measures

(Unaudited)

Tangible Common Equity to Tangible Assets. Tangible common equity to tangible assets is a non-GAAP measure generally used by financial analysts and investment bankers to evaluate financial institutions. We calculate: (a) tangible common equity as total shareholders’ equity, less goodwill and core deposit intangibles, net of accumulated amortization; (b) tangible assets as total assets less goodwill and core deposit intangibles, net of accumulated amortization; and (c) tangible common equity to tangible assets as tangible common equity (as described in clause (a)) divided by tangible assets (as described in clause (b)). For tangible common equity to tangible assets, the most directly comparable financial measure calculated in accordance with GAAP is total shareholders’ equity to total assets.

We believe that this measure is important to many investors in the marketplace who are interested in the relative changes from period to period in common equity and total assets, in each case, exclusive of changes in core deposit intangibles. Goodwill and other intangible assets have the effect of increasing both total shareholders’ equity and assets while not increasing our tangible common equity or tangible assets.

The following table reconciles, as of the dates set forth below, total shareholders’ equity to tangible common equity and total assets to tangible assets and presents our tangible common equity to tangible assets:

	As of
	Sep 30, 2026	Jun 30, 2026	Mar 31, 2026	Dec 31, 2025	Sep 30, 2025
	(unaudited)	(unaudited)	(unaudited)		(unaudited)
Tangible Common Equity
Total shareholders' equity	$287,630	$278,659	$212,054	$204,914	$196,709
Adjustments:
Goodwill	(9,732)	(9,732)	(4,809)	(4,809)	(4,809)
Core deposit intangibles	(10,193)	(10,477)	(5,502)	(5,656)	(5,810)
Tangible common equity	$267,705	$258,450	$201,743	$194,449	$186,090
Tangible Assets
Total assets	$3,135,992	$3,262,344	$2,679,728	$2,702,332	$2,731,209
Adjustments:
Goodwill	(9,732)	(9,732)	(4,809)	(4,809)	(4,809)
Core deposit intangibles	(10,193)	(10,477)	(5,502)	(5,656)	(5,810)
Tangible Assets	$3,116,067	$3,242,135	$2,669,417	$2,691,867	$2,720,590
Tangible Common Equity to Tangible Assets	8.59%	7.97%	7.56%	7.22%	6.84%

GEORGIA BANKING COMPANY, INC. AND SUBSIDIARIES

Reconciliation of Non-GAAP Financial Measures

(Unaudited)

Return on Average Tangible Common Equity. Return on average tangible common equity is a non-GAAP measure generally used by financial analysts and investment bankers to evaluate financial institutions. We calculate: (a) net income available for common shareholders adjusted for amortization of core deposit intangibles (which we refer to as “return”) as net income, plus amortization of core deposit intangibles, less tax benefit at the statutory rate; (b) average tangible common equity as total average shareholders’ equity less average goodwill and average core deposit intangibles, net of accumulated amortization; and (c) return (as described in clause (a)) divided by average tangible common equity (as described in clause (b)). For return on average tangible common equity, the most directly comparable financial measure calculated in accordance with GAAP is return on average equity.

We believe that this measure is important to many investors in the marketplace who are interested in the return on common equity, exclusive of the impact of core deposit intangibles. Goodwill and core deposit intangibles have the effect of increasing total shareholders’ equity while not increasing our tangible common equity. This measure is particularly relevant to acquisitive institutions that may have higher balances in goodwill and core deposit intangibles than non-acquisitive institutions.

The following table reconciles, as of the dates set forth below, average tangible common equity to average common equity and net income available for common shareholders adjusted for amortization of core deposit intangibles, net of taxes to net income and presents our return on average tangible common equity:

	For the periods ended
	Three Months Ended					Nine Months Ended
	Sep 30, 2026	Jun 30, 2026	Mar 31, 2026	Dec 31, 2025	Sep 30, 2025	Sep 30, 2026	Sep 30, 2025
	(Dollars in thousands)
Net income available for common shareholders adjusted for amortization of core deposit intangibles
Net income	$6,263	$5,621	$7,675	$7,934	$7,415	$19,559	$14,146
Adjustments:
Plus: Amortization of core deposit intangibles	284	197	154	154	154	635	360
Less: Tax benefit at the statutory rate	74	51	40	40	40	166	94
Net income available for common shareholders adjusted for amortization of core deposit intangibles	$6,473	$5,767	$7,789	$8,048	$7,529	$20,028	$14,412

Average Tangible Common Equity
Total average shareholders' equity	$284,863	$227,720	$210,794	$202,725	$194,357	$241,397	$182,688
Adjustments:
Average goodwill	(9,732)	(6,432)	(4,809)	(4,809)	(4,809)	(7,009)	(3,769)
Average core deposit intangibles	(10,373)	(7,149)	(5,594)	(5,750)	(5,889)	(7,723)	(4,673)
Average tangible common equity	$264,758	$214,139	$200,391	$192,166	$183,659	$226,665	$174,246
Return on Average Tangible Common Equity (Annualized)	9.70%	10.80%	15.76%	16.62%	16.26%	11.81%	11.06%

GEORGIA BANKING COMPANY, INC. AND SUBSIDIARIES

Reconciliation of Non-GAAP Financial Measures

(Unaudited)

Operating Earnings, Pre-tax, Pre-provision Operating Earnings and performance metrics calculated using Operating Earnings and Pre-tax, Pre-provision Operating Earnings, including Diluted Operating Earnings per Share, Operating Return on Average Assets, Pre-tax, Pre-Provision Operating Return on Average Assets, Operating Return on Average Assets, Pre-tax, Pre-Provision Operating Return on Average Assets, Pre-tax, Pre-Provision Operating Return on Average Loans, Operating Return on Average Tangible Common Equity and Operating Efficiency Ratio. Operating earnings, pre-tax, pre-provision operating earnings and the performance metrics calculated using these metrics, listed below, are non-GAAP measures used by management to evaluate the Company’s financial performance. We calculate (a) operating earnings as net income plus direct listing expenses, plus merger and acquisition expenses, less tax impact of adjustments. We calculate (b) diluted operating earnings per share as operating earnings as described in clause (a) divided by weighted average diluted shares outstanding. We calculate (c) pre-tax, pre-provision operating earnings as operating earnings as described in clause (a) plus provision for income taxes, plus provision for credit losses and unfunded commitments. We calculate (d) pre-tax, pre-provision operating return on average assets as pre-tax, pre-provision operating earnings as described in clause (c) divided by total average assets. We calculate (e) operating return on average assets as operating earnings as described in clause (a) divided by total average assets. We calculate (f) operating return on average tangible common equity as operating earnings as described in clause (a), adjusted for the amortization of intangibles and tax benefit at the statutory rate, divided by total average tangible common equity (average shareholders’ equity less average goodwill and average core deposit intangibles, net of accumulated amortization). We calculate (g) operating efficiency ratio as noninterest expense plus adjustments to operating noninterest expense divided by noninterest income plus adjustments to operating noninterest income, plus net interest income.

We believe that these measures and the operating metrics calculated utilizing these measures are important to management and many investors in the marketplace who are interested in understanding the ongoing operating performance of the Company and provide meaningful comparisons to its peers.

The following tables reconcile, as of the dates set forth below, operating net income and pre-tax, pre-provision operating earnings and related metrics:

	Three Months Ended					Nine Months Ended
	Sep 30, 2026	Jun 30, 2026	Mar 31, 2026	Dec 31, 2025	Sep 30, 2025	Sep 30, 2026	Sep 30, 2025
	(Dollars in thousands)
Operating Earnings
Net income	$6,263	$5,621	$7,675	$7,934	$7,415	$19,559	$14,146
Plus: Direct listing expenses	1,954	—	—	—	—	1,954	—
Plus: Merger and acquisition expenses	493	3,472	51	134	44	4,016	6,597
Operating pre-tax income	$8,710	$9,093	$7,726	$8,068	$7,459	$25,529	$20,743
Less: Tax impact of adjustments	636	903	13	35	11	1,552	1,715
Operating Earnings	$8,074	$8,190	$7,713	$8,033	$7,448	$23,977	$19,028

Weighted average diluted shares outstanding	10,920,982	9,393,815	8,656,349	8,515,521	8,513,767	9,944,217	8,376,614
Diluted EPS	$0.57	$0.60	$0.89	$0.93	$0.87	$1.97	$1.69
Diluted Operating EPS	$0.74	$0.87	$0.89	$0.94	$0.87	$2.41	$2.27

	Three Months Ended					Nine Months Ended
	Sep 30, 2026	Jun 30, 2026	Mar 31, 2026	Dec 31, 2025	Sep 30, 2025	Sep 30, 2026	Sep 30, 2025
	(Dollars in thousands)
Pre-Tax, Pre-Provision Operating Earnings
Net income	$6,263	$5,621	$7,675	$7,934	$7,415	$19,559	$14,146
Plus: Provision for income taxes	2,197	1,979	2,697	2,786	2,608	6,873	4,973
Plus: Provision for credit losses and unfunded commitments	2,019	1,104	1,104	616	734	4,227	3,905
Plus: Direct listing expenses	1,954	—	—	—	—	1,954	—
Plus: Merger and acquisition expenses	493	3,472	51	134	44	4,016	6,597
Net pre-tax, pre-provision operating earnings	$12,926	$12,176	$11,527	$11,470	$10,801	$36,629	$29,621

Average total assets	$3,108,977	$2,812,235	$2,560,329	$2,679,933	$2,592,715	$2,829,191	$2,444,147
Pre-tax, pre-provision operating return on average assets[1]	1.65%	1.74%	1.83%	1.70%	1.65%	1.73%	1.62%

Average loans held for investment	$2,150,733	$1,887,238	$1,716,675	$1,756,626	$1,738,167	$1,919,805	$1,618,995
Pre-tax, pre-provision operating return on average loans held for investment[1]	2.38%	2.59%	2.72%	2.59%	2.47%	2.55%	2.45%

Average total assets	$3,108,977	$2,812,235	$2,560,329	$2,679,933	$2,592,715	$2,829,191	$2,444,147
Return on average assets[1]	0.80%	0.80%	1.22%	1.17%	1.13%	0.92%	0.77%
Operating return on average assets[1]	1.03%	1.17%	1.22%	1.19%	1.14%	1.13%	1.04%

Operating earnings adjusted for amortization of core deposit intangibles
Operating earnings	$8,074	$8,190	$7,713	$8,033	$7,448	$23,977	$19,028
Adjustments:
Plus: Amortization of core deposit intangibles	284	197	154	154	154	635	360
Less: Tax benefit at the statutory rate	74	51	40	40	40	166	94
Operating earnings adjusted for amortization of core deposit intangibles	$8,283	$8,336	$7,827	$8,147	$7,562	$24,446	$19,294

Average Tangible Common Equity
Total average shareholders' equity	$284,863	$227,720	$210,794	$202,725	$194,357	$241,397	$182,688
Adjustments:
Less: Average goodwill	(9,732)	(6,432)	(4,809)	(4,809)	(4,809)	(7,009)	(3,769)
Less: Average core deposit intangibles	(10,373)	(7,149)	(5,594)	(5,750)	(5,889)	(7,723)	(4,673)
Average tangible common equity	$264,758	$214,139	$200,391	$192,166	$183,659	$226,665	$174,246
Operating return on average tangible common equity[1]	12.41%	15.61%	15.84%	16.82%	16.33%	14.42%	14.80%

Efficiency ratio	69.40%	73.11%	61.74%	63.38%	63.13%	68.26%	71.84%
Operating efficiency ratio
Net interest income	$31,419	$29,089	$26,918	$28,142	$27,377	$87,426	$74,236
Noninterest income	$2,825	$3,276	$3,078	$2,812	$1,798	$9,179	$7,527
Operating noninterest income	$34,244	$32,365	$29,996	$30,954	$29,175	$96,605	$81,763
Noninterest expense	$23,765	$23,661	$18,520	$19,618	$18,418	$65,946	$58,739
Less: Direct listing expenses	$1,954	$—	$—	$—	$—	$1,954	$—
Less: Merger and acquisition expenses	$493	$3,472	$51	$134	$44	$4,016	$6,597
Operating noninterest expense	$21,318	$20,189	$18,469	$19,484	$18,374	$59,976	$52,142
Operating efficiency ratio	62.25%	62.38%	61.57%	62.95%	62.98%	62.08%	63.77%

1Annualized.